Exhibit 3.1

VORNADO REALTY TRUST

ARTICLES SUPPLEMENTARY

CLASSIFYING AND DESIGNATING
800,000 PREFERRED SHARES OF BENEFICIAL INTEREST AS
6.875% SERIES J CUMULATIVE REDEEMABLE PREFERRED SHARES
(liquidation preference $25.00 per share)

Vornado Realty Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST:                                                           By or as contemplated by Articles Supplementary filed with the Department on April 19, 2011 (the “Articles Supplementary”), the Board of Trustees classified and designated 8,050,000 shares of its authorized but unissued Preferred Stock, no par value per share (as defined in the Amended and Restated Declaration of Trust of the Trust, as amended (the “Declaration”)), as shares of 6.875% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share (“Series J Preferred Shares”), and set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms and conditions of such shares, all as set forth in the Articles Supplementary.

SECOND:                                          8,050,000 Series J Preferred Shares are issued and outstanding as of the date hereof.

THIRD:                                                       Under a power contained in the Declaration, the Board of Trustees of the Trust established a Pricing Committee of the Board of Trustees which, by unanimous written consent dated as of May 5, 2011, in accordance with the resolutions of the Board of Trustees establishing the Pricing Committee, classified and designated 800,000 shares (the “Shares”) of the Preferred Stock as additional shares of Series J Preferred Shares, with the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and other terms and conditions of such shares as those set forth in the Articles Supplementary.  After the effectiveness of these Articles Supplementary, the aggregate number of shares of Preferred Stock classified and designated as Series J Preferred Shares shall be 8,850,000 shares.

FOURTH:                                         The Shares have been classified and designated by the Board of Trustees under the authority contained in the Declaration.  These Articles Supplementary have been approved on behalf of the Board of Trustees in the manner and by the vote required by law.

FIFTH:                                                          Each of the undersigned acknowledges these Articles Supplementary to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, each of the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Executive Vice President — Finance and Administration and Chief Financial Officer and attested to by its Secretary on this ninth day of May, 2011.

VORNADO REALTY TRUST

By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President — Finance and Administration and Chief Financial Officer

[Seal]

ATTEST:

/s/ ALAN J. RICE
Name:	Alan J. Rice
Title:	Senior Vice President, Corporation Counsel and Secretary